

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 22, 2020

Brent J. Smolik
Chief Executive Officer and Director
Noble Midstream Partners LP
1001 Noble Energy Way
Houston, TX 77070

> **Re: Noble Midstream Partners LP**
> **Amendment No. 1 to Registration Statement on Form S-3**
> **Filed January 16, 2020**
> **File No. 333-235652**

Dear Mr. Smolik:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 10, 2020 letter.

Amendment No. 1 to Registration Statement on Form S-3

Applicable Law; Exclusive Forum, page 20

1. We note your disclosure on page 3 that, to the fullest extent permitted by law, your exclusive forum provision will apply to state and federal law claims. We also note your disclosure on page 20 that application of the provision may in some instances be limited by applicable law. Please revise your disclosure to state clearly whether you intend for this provision to apply to actions arising under the Securities Act or Exchange Act.

You may contact Irene Barberena-Meissner, Staff Attorney, at 202-551-6548 or Lauren Nguyen, Legal Branch Chief, at 202-551-3642 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Ramey Layne, Esq.